S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 7-10

October 15, 2010

MAJOR PRIVATE PLACEMENT FUNDING

SAMEX has arranged a private placement of approximately 17,000,000 units comprised of one common share and one share purchase warrant at a price of $0.50 per unit.  The warrant has a term of two (2) years and each warrant will entitle the holder to purchase an additional common share at a price of $0.60 per share if exercised by December 31, 2010; or $0.65 per share if exercised by the first anniversary of the date of issue of the warrant; or $0.70 per share if exercised by the second anniversary of the date of issue of the warrant.  The share/warrant units will be subject to a four-month hold period.

Jeff Dahl, President said; “We’re pleased to raise this substantial funding which will allow us to not only expand, but accelerate our exploration efforts in general and in particular, at our projects within the Los Zorros district where we have just commenced drilling.  Mineral exploration is a challenging endeavor and having adequate capital is a strategic advantage.

We have the utmost respect and appreciation for our many supportive shareholders and in consideration have arranged this funding above market prices.  We also believe that the decade long bull market in precious metals may be entering an accelerating up-phase which should encourage the markets to more fully recognize the value and opportunity that exploration companies represent.”

The proceeds of the private placement will be used for exploration on the Company’s precious metal properties in Chile and for general working capital.  SAMEX is currently exploring the Los Zorros district for multiple gold ore bodies.  The private placement is subject to regulatory acceptance.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.